EXHIBIT 99.6

SIGNAL POINT HOLDINGS CORP.

AMENDMENT NO. 1
TO THE
CERTIFICATE OF DESIGNATIONS
of the
SERIES B PREFERRED STOCK

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

SIGNAL POINT HOLDINGS CORP., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the following resolution was duly adopted by the Board of Directors and the holder of more than two-thirds (66 2/3%)  of the outstanding shares of Common Stock (the “Majority Shareholder”) of the Corporation on December 19, 2013:

RESOLVED, that the Certificate of Designation for the Series B Preferred Stock, previously filed with the Delaware Secretary of State on July 1, 2013 is hereby amended as described below.

1) Section 5 is hereby deleted and replaced by the following:

“Section 5.	Voting Rights.

For the period commencing on the filing date of this Certificate of Designation through December 31, 2021 (the “Series B Voting Period”), the Corporation agrees that it shall not take, any of the following types of action without the affirmative vote of holders of the Supermajority of the Series B Preferred Stock issued and outstanding:

(i)           create or assume any debt, liability, obligation or commitment outside the ordinary course of business of the Corporation;

(ii)            create, assume or suffer to exist any mortgage, pledge or other encumbrance upon any of its properties or assets now owned or hereafter acquired by the Corporation;

(iii)           assume, guarantee, endorse or otherwise become liable upon the obligation of any person, firm or corporation (other than wholly-owned subsidiaries of the Corporation), except by the endorsement of negotiable instruments for deposit or collection in the ordinary course of business;

(iv)           amend or change its Certificate of Incorporation or By-laws, including, but not limited to, this Certificate of Designation of the Series B Preferred Stock;

(v)        dissolve or liquidate, or merge or consolidate with or into any other corporations;

(vi)       sell, lease, transfer or otherwise dispose of all or substantially all of its assets;

(vii)      enter into any agreement that provides a party with the right to purchase from the Corporation any shares of any class of capital stock of the Corporation;

(viii)     the offering or contemplation of any transaction pursuant to which the Corporation shall issue or sell to any Person any shares of any class of capital preferred stock or any other equity interests of the Corporation (including, but not limited to, any instrument that is convertible into common stock or preferred stock of the corporation);

(ix)        obtaining any line of credit of the Corporation or transactions related thereto;

(x)         issue any additional shares of Common Stock or other classes of capital stock of the Corporation; and

(xii)       appoint, elect or otherwise engage any officer or director of the Corporation.”

(xiii)      Enter into Employment or Consulting Contracts over $100,000 per year.

2.        Except as expressly amended herein, the terms of Series B Certificate of Designation shall remain in full force and effect.

IN WITNESS WHEREOF, Signal Point Holdings Corp. has caused this Certificate of Designations to be signed by Robert DePalo, its Chief Executive Officer, this 19th day of December, 2013.

SIGNAL POINT HOLDINGS CORP.

By: /s/   Robert DePalo
Name:   Robert DePalo
Title:     Chief Executive Officer